

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

July 11, 2016

Via E-mail
Mr. Phillip D. Joseph, Jr.
Chief Financial Officer
Spirit Realty Capital, Inc.
16767 North Perimeter Drive, Suite 210
Scottsdale, Arizona 85260

      Re: **Spirit Realty Capital, Inc.**
                Form 10-K for the fiscal year ended December 31, 2015
                Filed February 26, 2016
                File No. 001-36004

Dear Mr. Joseph:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Jennifer Monick

                                    Jennifer Monick
                                    Assistant Chief Accountant
                                    Office of Real Estate and
                                    Commodities